ANTAGA INTERNATIONAL CORP

4405 Powell Ave

Montreal, QC Canada H4P 1E5

Phone: (514) 967-4372

July 20, 2011

Mr. David Link

Division of Corporate Finance

Office of Beverages, Apparel and Health Care Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Reference: Antaga International Corp

     Amendment No. 5 to

                    Registration Statement on Form S-1

                    Filed on: July 12, 2011

                    File No. 333-170091

Dear Mr. Link:

We received your letter dated July 14, 2011, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 6 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No. 5 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 12, 2011:

Financial Statements

General

1. Please provide a currently dated consent from your independent accountant for amendments over 30 days and note the updating requirements of Article 8-08 of Regulation S-X.

Response: We filed currently dated consent from our independent accountant and updated Financial Statements with Amendment No. 6 to Registration Statement on Form S-1.

This letter responds to your comment contained in your letter dated July 8, 2011.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct your further comments or questions you may have directly to us via email at:

Attention: Georgi Parrik
Email: antaga@ymail.com

Telephone: (514) 967 4372

Thank you.

Sincerely,

/S/ Georgi Parrik

Georgi Parrik, President